Filed Pursuant to Rule 433
Registration No. 333-277211
May 5, 2025
FREE WRITING PROSPECTUS
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Stock Linked Underlying Supplement dated February 21, 2024)



HSBC USA Inc.

Autocallable Contingent Income Notes

Linked to the Least Performing of the Equity Securities of Advanced Micro Devices, Inc., Meta Platforms, Inc., NVIDIA Corporation and Tesla, Inc.

► Monthly Guaranteed Coupon payments at a rate of approximately 0.02083% (equivalent to 0.25% per annum)

► Additional Monthly Contingent Coupon payments at a rate of 0.5875% (equivalent to 7.05% per annum), payable if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to 75.00% of its Initial Value

► Callable monthly at the principal amount plus the applicable Contingent Coupon on any Call Observation Date on or after May 15, 2026 if the Official Closing Price of each Underlying is at or above its Call Threshold

► Return of principal amount at maturity

► Due May 20, 2030, if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-**Error! Bookmark not defined.** of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-Error! Bookmark not defined.** of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.**

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $902.00 and $952.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-**Error! Bookmark not defined.** and "Risk Factors" beginning on page FWP-**Error! Bookmark not defined.** of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-**Error! Bookmark not defined.** of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Reference Asset	The common stock of Advanced Micro Devices, Inc. (Ticker: AMD), the Class A common stock of Meta Platforms, Inc. (Ticker: META), the common stock of NVIDIA Corporation (Ticker: NVDA) and the common stock of Tesla, Inc. (Ticker: TSLA) (each a "Company" or an "Underlying," and together the "Underlyings")
Call Feature	The Notes will be automatically called if the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date on or after May 15, 2026. In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Guaranteed Coupon and the Contingent Coupon payable on the corresponding Call Payment Date[2]
Call Threshold	With respect to each Underlying, 100.00% of its Initial Value
Guaranteed Coupon Rate	Approximately 0.02083% per month (equivalent to 0.25% per annum)
Contingent Coupon Rate	0.5875% per month (equivalent to 7.05% per annum)
Guaranteed Coupon	You will receive the Guaranteed Coupon on each Coupon Payment Date, unless the Notes are called. If the Notes are called, you will not receive any Guaranteed Coupons after the applicable Call Payment Date.
Contingent Coupon	**If the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on an Observation Date:** we will pay you the Contingent Coupon. **If the Official Closing Price of any Underlying is less than its Coupon Trigger on an Observation Date**: the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date[2]
Coupon Trigger	With respect to each Underlying, 75.00% of its Initial Value
Payment at Maturity per Note	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -25.00%:** $1,000 + final Guaranteed Coupon+ final Contingent Coupon ■ **If the Reference Return of the Least Performing Underlying is less than -25.00%**: $1,000 + final Guaranteed Coupon
Reference Return	With respect to each Underlying, $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Reference Return
Trade Date	May 15, 2025
Pricing Date	May 15, 2025
Original Issue Date	May 20, 2025
Final Valuation Date[3]	May 15, 2030
Maturity Date[3]	May 20, 2030
CUSIP/ISIN	40447CFF2/US40447CFF23

[1] As more fully described on page FWP-4.

[2] See page FWP-5 for Observation Dates, Coupon Payment Dates, Call Observation Dates and Call Payment Dates.

[3] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement.

The Notes

The Notes may be suitable for investors who believe that the value of the Underlyings will not decrease significantly over the term of the Notes. Unless the Notes are called, (i) you will receive the Guaranteed Coupon, and (ii) so long as the Official Closing Price of each Underlying on an Observation Date is greater than or equal to its Coupon Trigger, you will receive the monthly Contingent Coupon on the applicable Coupon Payment Date

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date beginning on May 15, 2026, your Notes will be called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Guaranteed Coupon and the Contingent Coupon on the corresponding Call Payment Date.

If the Notes are not called prior to maturity and the Final Value of the Least Performing Underlying is greater than or equal to its Coupon Trigger, you will receive a Payment at Maturity equal to 100% of the Principal Amount plus the final Guaranteed Coupon and the final Contingent Coupon.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Coupon trigger, you will receive your Principal Amount at maturity plus the final Guaranteed Coupon.



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been called, whether the Official Closing Price of each Underlying on an Observation Date, including the Final Value on the Maturity Date, is greater than or equal to its Coupon Trigger.



Information about the Reference Asset

Advanced Micro Devices, Inc. produces semiconductor products and devices. The Company's products include microprocessors, embedded microprocessors, chipsets, graphics, video and multimedia products and supplies it to third-party foundries. The Company also provides assembling, testing, and packaging services.Shares of the Company trade and are listed on the Nasdaq Global Select Market under the symbol "AMD."

Meta Platforms, Inc. operates as a social technology company. The Company builds applications and technologies that help people connect, find communities, and grow businesses. Meta Platform is also involved in advertisements, augmented, and virtual reality.Shares of the Company trade and are listed on the Nasdaq Global Select Market under the symbol "META."

NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors and related software. The Company's products provide interactive 3D graphics to the mainstream personal computer market. Shares of the Company trade and are listed on the Nasdaq Global Select Market under the symbol "NVDA."

Tesla, Inc. designs, manufactures, and sells high-performance electric vehicles and electric vehicle powertrain components. The company owns its sales and service network and sells electric powertrain components to other automobile manufacturers.Shares of the Company ytade and are listed on the Nasdaq Global Select Market under the symbol "TSLA."



The graphs above illustrate the performance of the Underlyings from April 25, 2015 through April 25, 2025. The closing values underlying the graphs above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "Description of the Reference Asset" beginning on page FWP-**Error! Bookmark not defined.** of this document. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Autocallable Contingent Income Notes



This document relates to a single offering of Autocallable Contingent Income Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Advanced Micro Devices, Inc. (Ticker: AMD), the Class A common stock of Meta Platforms, Inc. (Ticker: META), the common stock of NVIDIA Corporation (Ticker: NVDA) and the common stock of Tesla, Inc. (Ticker: TSLA) (each a "Company" or an "Underlying," and together the "Underlyings")
Trade Date:	May 15, 2025
Pricing Date:	May 15, 2025
Original Issue Date:	May 20, 2025
Final Valuation Date:	May 15, 2030, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be May 20, 2030. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Guaranteed Coupon and applicable Contingent Coupon on the corresponding Call Payment Date.
Call Threshold:	With respect to each Underlying, 100.00% of its Initial Value
Payment at Maturity:	Unless the Notes are called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ If the Reference Return of the Least Performing Underlying is greater than or equal to -25.00%:

$1,000 + final Guaranteed Coupon+ final Contingent Coupon

■ If the Reference Return of the Least Performing Underlying is less than -25.00%:

$1,000 + final Guaranteed Coupon

Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

	Observation Dates			Coupon Payment Dates	
Observation Dates and Coupon Payment Dates:	June 16, 2025			June 20, 2025	
	July 16, 2025			July 21, 2025	
	August 15, 2025			August 20, 2025	
	September 17, 2025			September 22, 2025	
	October 15, 2025			October 20, 2025	
	November 17, 2025			November 20, 2025	
	December 17, 2025			December 22, 2025	
	January 14, 2026			January 20, 2026	
	February 17, 2026			February 20, 2026	
	March 17, 2026			March 20, 2026	
	April 15, 2026			April 20, 2026	
	May 15, 2026	*		May 20, 2026	**
	June 16, 2026	*		June 22, 2026	**
	July 15, 2026	*		July 20, 2026	**
	August 17, 2026	*		August 20, 2026	**
	September 16, 2026	*		September 21, 2026	**
	October 15, 2026	*		October 20, 2026	**
	November 17, 2026	*		November 20, 2026	**
	December 16, 2026	*		December 21, 2026	**
	January 14, 2027	*		January 20, 2027	**
	February 17, 2027	*		February 22, 2027	**
	March 17, 2027	*		March 22, 2027	**
	April 15, 2027	*		April 20, 2027	**
	May 17, 2027	*		May 20, 2027	**
	June 15, 2027	*		June 21, 2027	**
	July 15, 2027	*		July 20, 2027	**
	August 17, 2027	*		August 20, 2027	**
	September 15, 2027	*		September 20, 2027	**
	October 15, 2027	*		October 20, 2027	**
	November 17, 2027	*		November 22, 2027	**
	December 15, 2027	*		December 20, 2027	**
	January 14, 2028	*		January 20, 2028	**
	February 16, 2028	*		February 22, 2028	**
	March 15, 2028	*		March 20, 2028	**
	April 17, 2028	*		April 20, 2028	**
	May 17, 2028	*		May 22, 2028	**
	June 14, 2028	*		June 20, 2028	**
	July 17, 2028	*		July 20, 2028	**
	August 16, 2028	*		August 21, 2028	**
	September 15, 2028	*		September 20, 2028	**
	October 17, 2028	*		October 20, 2028	**
	November 15, 2028	*		November 20, 2028	**
	December 15, 2028	*		December 20, 2028	**
	January 17, 2029	*		January 22, 2029	**
	February 14, 2029	*		February 20, 2029	**
	March 15, 2029	*		March 20, 2029	**
	April 17, 2029	*		April 20, 2029	**
	May 16, 2029	*		May 21, 2029	**
	June 14, 2029	*		June 20, 2029	**
	July 17, 2029	*		July 20, 2029	**
	August 15, 2029	*		August 20, 2029	**
	September 17, 2029	*		September 20, 2029	**
	October 17, 2029	*		October 22, 2029	**
	November 15, 2029	*		November 20, 2029	**
	December 17, 2029	*		December 20, 2029	**
	January 16, 2030	*		January 21, 2030	**
	February 14, 2030	*		February 20, 2030	**
	March 15, 2030	*		March 20, 2030	**
	April 16, 2030	*		April 22, 2030	**
	May 15, 2030 (the Final Valuation Date)	*		May 20, 2030 (the Maturity Date)	**

*These Observation Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Call Observation Dates: The applicable Observation Dates on or after May 15, 2026, as indicated above.

Call Payment Dates: The applicable Coupon Payment Dates on or after May 20, 2026, as indicated above.

Guaranteed Coupon:	You will receive the Guaranteed Coupon of approximately $0.2083 per $1,000 Principal Amount on each Coupon Payment Date, unless the Notes are called. If the Notes are called, you will not receive any Guaranteed Coupons after the applicable Call Payment Date.
Contingent Coupon:	***If the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on an Observation Date,*** you will receive the Contingent Coupon of $5.875 per $1,000 Principal Amount on the applicable Coupon Payment Date.
	If the Official Closing Price of any Underlying is less than its Coupon Trigger on an Observation Date, the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date. *You may not receive any Contingent Coupon payments over the term of the Notes.*
Guaranteed Coupon Rate	Approximately 0.02083% per month (equivalent to 0.25% per annum)
Contingent Coupon Rate:	0.5875% per month (equivalent to 7.05% per annum)
Initial Value:	With respect to each Underlying, its Official Closing Price on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Coupon Trigger:	With respect to each Underlying, 75.00% of its Initial Value.
CUSIP/ISIN:	40447CFF2/US40447CFF23
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this document relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Stock-Linked Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025892/tm244959d5_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Guaranteed Coupon

We will pay a monthly Guaranteed Coupon payment on the each Coupon Payment Date, unless the Notes are called. If the Notes are called, you will not receive any Guaranteed Coupons after the applicable Call Payment Date. The Guaranteed Coupon Rate will be 0.25% per annum (or approximately $0.2083 per $1,000 Principal Amount per month).

Contingent Coupon

We will pay an additional monthly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. The Contingent Coupon Rate will be 7.05% per annum (or $5.875 per $1,000 Principal Amount per month, if payable).

For information regarding the record dates applicable to the Guaranteed Coupons and the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on S-17 in the accompanying prospectus supplement.

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

- **If the Reference Return of the Least Performing Underlying is greater than or equal to -25.00%**:

$1,000 + final Contingent Coupon.

- **If the Reference Return of the Least Performing Underlying is less than -0.00%:**

$1,000 (return of Principal Amount)

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Price of each Underlying will be at or above its Coupon Trigger on most or all of the Observation Dates.

▶ You seek (i) a monthly Guaranteed Coupon of 0.25% per annum, and (ii) a monthly Contingent Coupon, based on the performance of the Underlyings, that will be paid at the Contingent Coupon Rate of 7.05% per annum if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Observation Date

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the Guaranteed Coupon and any Contingent Coupons payable on the Notes.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to forgo the dividends or other distributions paid on the Underlyings.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Price of at least one Underlying will be below its Coupon Trigger on most or all the Observation Dates.

▶ You believe that the Guaranteed Coupon and the Contingent Coupon, if any, will not provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to the Guaranteed Coupon and any Contingent Coupons payable on the Notes.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer to receive the dividends or other distributions paid on the Underlyings.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

You may not receive any Contingent Coupons.

Other than the Guaranteed Coupon payments, we will not necessarily make any other periodic coupon payments on the Notes. If the Official Closing Price of any Underlying on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Price of any Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of the Notes, and you will only receive a positive return on the Notes equal to the Guaranteed Coupon.

Your return on the Notes is limited to the Principal Amount plus the Guaranteed Coupons and ff any, the Contingent Coupons, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the (i) final Guaranteed Coupon and (ii) the final Contingent Coupon if the Final Value of the Least Performing Underlying is equal to or greater than its Coupon Trigger, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

Higher Contingent Coupon Rates are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of non-payment of Contingent Coupons .

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Coupon Trigger on an Observation Date, indicating a higher expected risk of non-payment of Contingent Coupons. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased of risk of non-payment of Contingent Coupons. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in non-payment Contingent Coupons over the term of the notes.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each Underlying. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Coupon Trigger on any Observation Date (including the Final Valuation Date) than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Observation Dates subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of each Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on an Observation Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant monthly period. Although the actual values of the Underlyings at other times during the term of the Notes may be higher than their respective values on the Observation Dates, whether each Contingent Coupon will be payable will be based solely on the Official Closing Prices of the Underlyings on the applicable Observation Dates.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

The proper U.S. federal income tax characterization of the Notes is uncertain. The tax treatment of the Notes will depend upon whether the Notes are properly treated as variable rate debt instruments or contingent payment debt instruments. This in turn depends, in part, upon whether it is reasonably expected that the return on the Notes during the first half of the Notes' term will be significantly greater or less than the return on the Notes during the second half of the Notes' term. We expect to take the position that it is not reasonably expected that the return on the Notes during the first half of the Notes' term will be significantly greater or less than the return on the Notes during the second half of the Notes' term. Thus, we intend to treat the Notes for U.S. federal income tax purposes as variable rate debt instruments. Assuming the Notes are treated as variable rate debt instruments, U.S. holders will recognize any interest paid on the Notes as ordinary interest income at the time the U.S. holder accrues or receives such interest in accordance with the U.S. holder's normal method of accounting for tax purposes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Price of an Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes**.**

The table and examples below illustrate how the Guaranteed Coupons, Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Value of each Underlying:	$100.00*
▶	Hypothetical Call Threshold of each Underlying	$100.00 (100.00% of the Initial Value)
▶	Hypothetical Coupon Trigger of each Underlying:	$75.00 (75.00% of the Initial Value)
▶	Guaranteed Coupon Rate	0.25% per annum (0.02083% for each month in which it is payable). If the Notes are not called, the Guaranteed Coupon paid over the term of the Notes would total $12.50 per $1,000 Principal Amount of the Notes.
▶	Hypothetical Contingent Coupon Rate:	7.05% per annum (0.5875% for each month in which it is payable). If the Notes are not called and the Official Closing Price of each Underlying on *every* Observation Date is greater than or equal to its Coupon Trigger the Contingent Coupon paid over the term of the Notes would total $352.50 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date and set forth in the final pricing supplement to which this document relates.

Summary of the Examples

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date	
	Example 1	Example 2	Example 3
Initial Value of each Underlying	$100.00	$100.00	$100.00
Call Threshold of each Underlying	$100.00	$100.00	$100.00
Coupon Trigger of each Underlying	$75.00	$75.00	$75.00
Official Closing Price / Percentage Change of the Least Performing Underlying on the:			
1st Observation Date to the 11th Observation Date	$78.75 / -21.25% Contingent Coupons: 11 x $5.875 = $64.625	$80.00/ -20.00% Contingent Coupons: 11 x $5.875 = $64.625	$80.00/ -20.00% Contingent Coupons: 11 x $5.875 = $64.625
12th Observation Date (1st Call Observation Date)	$120.00 / 20.00% Contingent Coupons: 1 x $5.875 = $5.875	$78.75 / -21.25% Contingent Coupons: 1 x $5.875 = $5.875	$80.00 / -21.25% Contingent Coupons: 0 x $5.875 = $0
13th Observation Date to the 59th Observation Date (including 2nd Call Payment Date to the last Call Payment Date)	N/A	All above 75.00 / -25.00% Contingent Coupons 47 x $5.875 = $276.125	All below $75.00 / -25.00% Contingent Coupons 47 x $0 = $0.00
Final Valuation Date	N/A	$80.00 / -20.00%	$70.00 / -30.00%
Guaranteed Coupon Payment Amounts Prior to Maturity or Call	11 x $0.2083 = $2.29167	59 x $0.2083 = $12.29167	11 x $0.2083 = $2.29167
Contingent Coupon Payment Amounts Prior to Maturity or Call	11 x $5.875 = $64.625	59 x $5.875 = $346.625	11 x $5.875 = $64.625
Payment if Notes are Called	$1,008.167 (Principal + $0.2083 + $5.875)	N/A	N/A
Payment at Maturity	N/A	$1,008.167 (Principal + $0.2083 + $5.875)	$1,000.2083 (Principal + $0.2083)
Return of the Notes	7.30%	36.50%	6.4833%

Example 1—The Official Closing Price of each Underlying on the 1ˢᵗ Call Observation Date is greater than or equal to its Call Threshold and each Underlying closed at or above its Coupon Trigger (but below its Call Threshold) on each Observation Date prior to the Notes being called.

Underlying		Initial Value		Official Closing Value
AMD		$100.00		$125.00 (125.00% of Initial Value)
META		$100.00		$120.00 (120.00% of Initial Value)
NVDA		$100.00		$129.00 (129.00% of Initial Value)
TSLA		$100.00		$110.00 (110.00% of Initial Value)

.

Payment Upon a Call:	$1,008.167

Because the Official Closing Price of each Underlying on the 1ˢᵗ Call Observation Date is at or above its Call Threshold, the Notes are called and you will receive $1,008.167 per Note, reflecting the Principal Amount plus the Guaranteed Coupon and the Contingent Coupon. When added to the previously paid Guaranteed Coupons of $2.29167 and Contingent Coupons of $64.625 received in respect to the previous Observation Dates, we will have paid you a total of $1,073.00 per Note, resulting in a 7.30% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 2— The Notes are not called, the Final Value of the Least Performing Underlying is greater than or equal to its Coupon Trigger, and each Underlying closed at or above its Coupon Trigger on all of the Observation Dates prior to the Final Valuation Date.

Underlying		Initial Value		Final Value
AMD		$100.00		$115.00 (115.00% of Initial Value)
META		$100.00		$80.00 (80.00% of Initial Value)
NVDA		$100.00		$120.00 (120.00% of Initial Value)
TSLA		$100.00		$110.00 (110.00% of Initial Value)

META is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-20.00%
Payment at Maturity:	$1,008.167

Since the Notes are not called and the Final Value of the Least Performing Underlying is above its Coupon Trigger, we will pay you a total of $1,008.167 at maturity per Note, reflecting your Principal Amount plus the final Guaranteed Coupon and the final Contingent Coupon. When added to the previously paid Guaranteed Coupons of $12.29167 and Contingent Coupons of $346.625 prior to maturity, the total return on the Notes would be 36.50%.

Example 3—The Notes are not called, the Final Value of the Least Performing Underlying is less than its Coupon Trigger, and each of the Underlyings only closed at or above their respective Coupon Triggers on 11 Observation Dates prior to maturity.

Underlying		Initial Value		Final Value
AMD		$100.00		$110.00 (110.00% of Initial Value)
META		$100.00		$70.00 (70.00% of Initial Value)
NVDA		$100.00		$105.00 (105.00% of Initial Value)
TSLA		$100.00		$90.00 (90.00% of Initial Value)

META is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-30.00%
Payment at Maturity:	**$1,000.2083**

Because the Final Value of the Least Performing Underlying is less than its Coupon Trigger, you will receive $1,000 per $1,000 Principal Amount (a return of Principal Amount) and the final Guaranteed Coupon payment of $0.2083.

When added to the Guaranteed Coupon payments of $2.29167 and Contingent Coupon payments of $64.625 received on the 11 of the previous Observation Dates, we will have paid you a total of $1,064.833 per Note, resulting in a 6.4833% return on the Notes.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Coupon Trigger, you will received your Principal Amount and the final Guaranteed Coupon of at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of AMD

Advanced Micro Devices, Inc. produces semiconductor products and devices. The Company's products include microprocessors, embedded microprocessors, chipsets, graphics, video and multimedia products and supplies it to third-party foundries. The Company also provides assembling, testing, and packaging services.

Information filed by the Underlying with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") can be located by reference to its SEC file number: 005-07443 or its CIK Code: 0000002488. Shares of the Underlying trade and are listed on the Nasdaq Global Select Market under the symbol "AMD."

Historical Performance of AMD

The following graph sets forth the historical performance of AMD based on the daily historical closing values from April 25, 2015 through April 25, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of AMD should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of AMD on any Observation Date, including the Final Valuation Date.

Description of META

Meta Platforms, Inc. operates as a social technology company. The Company builds applications and technologies that help people connect, find communities, and grow businesses. Meta Platform is also involved in advertisements, augmented, and virtual reality.Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35551 or its CIK Code: 0001326801. Shares of the Company trade and are listed on the Nasdaq Global Select Market under the symbol "META."

Historical Performance of META

The following graph sets forth the historical performance of META based on the daily historical closing values from April 25, 2015 through April 25, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of META should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of META on any Observation Date, including the Final Valuation Date.

Description of NVDA

NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors and related software. The Company's products provide interactive 3D graphics to the mainstream personal computer market.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-23985 or its CIK Code: 0001045810. Shares of the Company trade and are listed on the Nasdaq Global Select Market under the symbol "NVDA."

Historical Performance of NVDA

The following graph sets forth the historical performance of NVDA based on the daily historical closing values from April 25, 2015 through April 25, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of NVDA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of NVDA on any Observation Date, including the Final Valuation Date.

Description of TSLA

Tesla, Inc. designs, manufactures, and sells high-performance electric vehicles and electric vehicle powertrain components. The company owns its sales and service network and sells electric powertrain components to other automobile manufacturers.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-34756 or its CIK Code: 0001318605. Shares of the Company trade and are listed on the Nasdaq under the symbol "TSLA."

Historical Performance of TSLA

The following graph sets forth the historical performance of TSLA based on the daily historical closing values from April 25, 2015 through April 25, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of TSLA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of TSLA on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of an Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Value will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

The proper U.S. federal income tax characterization of the Notes is uncertain. The tax treatment of the Notes will depend upon whether the Notes are properly treated as variable rate debt instruments or contingent payment debt instruments. This in turn depends, in part, upon whether it is reasonably expected that the return on the Notes during the first half of the Notes' term will be significantly greater or less than the return on the Notes during the second half of the Notes' term. We expect to take the position that it is not reasonably expected that the return on the Notes during the first half of the Notes' term will be significantly greater or less than the return on the Notes during the second half of the Notes' term. Thus, we intend to treat the Notes for U.S. federal income tax purposes as variable rate debt instruments, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Notes that are VRDIs" in the accompanying prospectus supplement.

However, based on market conditions on the Trade Date, we may take the position that it is reasonably expected that the return on the Notes during the first half of the Notes term will be significantly greater or less than the return on the Notes during the second half of the Notes term. In this case, we would treat the Notes as contingent payment debt instruments and each Note would be subject to the special U.S. Treasury regulations governing contingent payment debt instruments, and among other tax consequences, each Note would be treated as having been issued with original issue discount that must be accrued over the term of the Note. For further discussion of the U.S. federal income tax considerations applicable to Notes treated as contingent payment debt instruments, please see the discussion under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Contingent Notes" in the accompanying prospectus supplement.

We will make a final determination as to the manner in which we intend to treat the notes on the Trade Date based on market conditions in effect at such time. The final pricing supplement will set forth the manner in which we intend to treat the Notes for tax purposes. Prospective investors should consult their own tax advisors concerning the proper U.S. federal income tax characterization of the Notes. The remainder of the following discussion assumes that the Notes are properly characterized for U.S. federal income tax purposes as variable rate debt instruments.

Our determination that it is not reasonably expected that the return on the Notes during the first half of the Notes' term will be significantly greater or less than the return on the Notes during the second half of the Notes' term is made solely for U.S. federal income tax purposes, and is not a prediction or guarantee as to whether the return on the Notes during the first half of the Notes' term will or will not be significantly greater or less than the return on the Notes during the second half of the Notes' term.

Interest on a Note will be taxable to a U.S. holder as ordinary interest income as it accrues or is received in accordance with the U.S. holder's normal method of accounting for tax purposes.

Upon a sale, exchange, or other disposition of a Note prior to maturity, a U.S. holder will generally recognize taxable gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but untaxed interest which will be taxable as such) and (ii) the U.S. holder's tax basis in the Note. A U.S. holder's tax basis in a Note generally will equal the cost of the Note to the U.S. holder. Any such gain or loss will generally constitute capital gain or loss. Capital gain of individual taxpayers from the sale, exchange, or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, or other disposition of a Note is subject to limitations.

We will not attempt to ascertain whether any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and consult your tax advisor regarding the possible consequences to you if any Underlying is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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You should only rely on the information contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

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Autocallable Contingent Income Notes Linked to the Least Performing of the Equity Securities of Advanced Micro Devices, Inc., Meta Platforms, Inc. NVIDIA Corporation and Tesla, Inc.

May 5, 2025

Free Writing Prospectus